                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                            Commission File Number     33-82118
                                                                   -------------
                          NOTIFICATION OF LATE FILING

 (Check One): [ X ] Form 10-K   [  ] Form 11-K   [  ] Form 20-F  [  ] Form 10-Q
[  ] Form N-SAR

For Period Ended:             December 31, 1995
                 --------------------------------------------------------------
[   ]    Transition Report Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]    Transition Report on Form 20-F [   ]  Transition Report on Form N-SAR
[   ]    Transition Report on Form 11-K

For the Transition Period Ended:
                                -----------------------------------------------
   Read attached instruction sheet before preparing form.  Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------

- --------------------------------------------------------------------------------

                       PART I.  REGISTRANT INFORMATION

Full name of registrant                 PRIMECO INC.
                        -------------------------------------------------------

Former name if applicable

- --------------------------------------------------------------------------------
Address of principal executive office (Street and number)

                        16225 Park Ten Place, Suite 200
- --------------------------------------------------------------------------------

City, State and Zip Code                   Houston, Texas  77084
                         -------------------------------------------------------

                      PART II.  RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]    (a)     The reasons described in reasonable detail in Part III of
         this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)     The subject annual report, semi-annual report, transition
         report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)     The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Annual Report on Form 10-K could not be filed when due without unreasonable effort or expense, because the Company was not able to collect and finalize all relevant operational and accounting data within the prescribed time period. The Company's filing obligations pursuant to the Securities and Exchange Act of 1934, as amended, arose under Section 15(d) of such Act as a consequence of the Company's registered sale in 1995 of its 12.75% Senior Subordinated Notes Due March 6, 2005. Accordingly, this Form 10-K is the Company's first experience with such filing and collection of the necessary information, and preparation of the report has required more time than anticipated. In addition, management was heavily involved in the acquisition of the stock of Vibroplant U.S., Inc., which occurred in the first quarter of 1996 and was the subject of a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12, 1996.

                          PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

               Kevin L. Loughlin            (713) 578-5600
        -------------------------------------------------------------
                   (Name)           (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [ X ] Yes   [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ X ] Yes   [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report a net loss of approximately $7.5 million in 1995 as compared to net income of $12.2 million in 1994. However, the Company expects to report approximately a $4.4 million increase in EBITDA from $65.1 million in 1994 to approximately $69.5 million in 1995. EBITDA represents earnings before interest expense, income tax expense, depreciation and amortization. The decline in net income was caused primarily by the recapitalization of the Company on December 2, 1994, which included a significant increase in the level of the Company's debt from $133.0 million to $255.0 million. As a result of the increased debt of the Company, the Company's net interest expense (interest expense net of interest income and excluding amortization of deferred debt issuance costs) increased from $13.3 million in 1994 to approximately $25.7 million in 1995. In addition, primarily as a result of the recapitalization and accompanying adjustment in the carrying values of the Company's rental equipment assets, depreciation cost related to such assets increased approximately $17.2 million from $20.2 million for 1994 to approximately $37.4 million for 1995 and cost of rental equipment sales (net of accumulated depreciation) increased approximately $10.0 million from $12.9 million for 1994 to approximately $22.9 million for 1995. These increases were partially offset by an increase in the Company's rental revenues from $118.6 million in 1994 to approximately $139.0 million in 1995.

                                 PRIMECO INC.

- -------------------------------------------------------------------------------
                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
                                                  PRIMECO INC.

Date 04/01/96                                     By: /s/ Kevin L. Loughlin
    --------------------------                       ---------------------------
                                                  Name:  Kevin L. Loughlin
                                                  Title:  Executive Vice
                                                          President





                                       3